UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant To Rule 13a-16 Or 15d-16 of the

Securities Exchange Act of 1934

For the month of January 2024

Commission File Number: 333-251238

COSAN S.A.

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

 Av. Brigadeiro Faria Lima, 4100, – 16th floor
São Paulo, SP 04538-132 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40‑F:

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes   ☐   No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes   ☐   No  ☒

COSAN S.A.

Corporate Taxpayer ID (CNPJ): 50.746.577/0001-15

Company Registry (NIRE): 35.300.177.045

Publicly Held Company

CVM 19836

NOTICE TO THE MARKET

COSAN S.A. (B3: CSAN3; NYSE: CSAN) (“Cosan” or “Company”), in compliance with Article 12 of Brazilian Securities and Exchange Commission (“CVM”) Resolution No. 44, dated August 23, 2021, as amended, hereby informs its shareholders and the market in general that received the attached notification from Blackrock, Inc (“Blackrock”) on January 10, 2024, through which the Company was informed that on January 8, 2024, Blackrock became the holder of the percentage equivalent to 5.003% of the total common shares issued by Cosan.

São Paulo, January 11, 2024

Rodrigo Araujo Alves

Chief Financial and Investor Relations Officer

COSAN S.A.

Avenida Brigadeiro Faria Lima, nº 4.100, 16º andar, sala 01 CEP 04538-132, Vila Nova Conceição

São Paulo, SP, Brasil

At.: Sr. Rodrigo Araujo Alves Diretor de Relações com Investidores Tel.: +55 (11) 3897-9797

E-mail: dep.ri@cosan.com

10 de janeiro de 2024

COSAN S.A. - Divulgação de Aquisição de Participação Acionária Relevante

Prezados Senhores,

1       A BlackRock, Inc. (“BlackRock”) vem, em nome de alguns de seus clientes, na qualidade de administrador de investimentos, informar que, adquiriu ações ordinárias emitidas pela Cosan S.A. (“Companhia”), sendo que, em 8 de janeiro de 2024, suas participações,de forma agregada, passaram a ser de 93.752.988 ações ordinárias e 3.751 American Depositary Receipts (“ADRs”), representativos de 15.004 ações ordinárias, totalizando 93.767.992 ações ordinárias, representando aproximadamente 5,003% do total de ações ordinárias emitidas pela Companhia.

2         A fim de atender o disposto no artigo 12 da Resolução da Comissão de Valores Mobiliários (“CVM”) nº 44, datada de 23 de agosto de 2021, a BlackRock, por meio desta, solicita ao Diretor de Relações com Investidores da Companhia a divulgação das seguintes informações à CVM e aos demais órgãos competentes:

(i)          BlackRock tem sede registrada em 50 Hudson Yards, Cidade de Nova Iorque, Estado de Nova Iorque, 10001, Estados Unidos da América;

(ii)        as participações societárias detidas pela BlackRock passaram a ser, de forma agregada, de 93.752.988 ações ordinárias e 3.751 ADRs, representativos de 15.004 ações ordinárias, totalizando 93.767.992 ações ordinárias, representando aproximadamente 5,003% do total de ações ordinárias emitidas pela Companhia, conforme especificado no item 1 acima;

(iii)       o objetivo das participações societárias acima mencionadas é estritamente de investimento, não objetivando alteração do controle acionário ou da estrutura administrativa da Companhia; e

(iv)        não foram celebrados, pela BlackRock, quaisquer contratos ou acordos que regulem o exercício de direito de voto ou a compra e venda de valores mobiliários emitidos pela Companhia.

3               Permanecemos à disposição para quaisquer esclarecimentos ou comentários adicionais que julguem necessários quanto ao assunto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 12, 2023

COSAN S.A.
By:	/s/ Rodrigo Araujo Alves
Name: Rodrigo Araujo Alves
Title: Chief Financial Officer